EQUITY BANCSHARES, INC.

7701 East Kellogg Drive, Suite 300

Wichita, Kansas 67207

August 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equity Bancshares, Inc. Registration Statement on Form S-4 Filed August 11, 2025 File No. 333-289492

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”) relating to the registration by Equity Bancshares, Inc. (the “Company”) under the Securities Act of 1933, as amended (the “Securities Act”), of $75,000,000 aggregate principal amount of the Company’s 7.125% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Exchange Notes”) to be offered by the Company in exchange (the “Exchange Offer”) for a like principal amount of the Company’s issued and outstanding 7.125% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Outstanding Notes”), the Company hereby confirms and represents as follows:

1.

The Company is registering the Exchange Offer in reliance on the position of the staff (the “Staff”) of the U.S. Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (together, the “No Action Letters”).

2.

The Company has not entered into any arrangement or understanding with any person who will receive the Exchange Notes in the Exchange Offer to distribute the Exchange Notes following the completion of the Exchange Offer. To the best of the Company’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and be identified as an underwriter in the prospectus.

3.

The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act.

4.

The Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

5.

The Company will include in the letter of transmittal to be executed or deemed to be executed by each person participating in the Exchange Offer (i) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Notes and (ii) an acknowledgement for each person that is a broker-dealer exchanging Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact Mike Keeley of Norton Rose Fulbright US LLP, our legal counsel, at (214) 855-3906.

Respectfully,

EQUITY BANCSHARES, INC.

By:	/s/ Chris M. Navratil
Name:	Chris M. Navratil
Title:	Executive Vice President and
Chief Financial Officer

cc:	Norton Rose Fulbright US LLP